UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13E-3 (RULE 13e-100) Amendment No. 1

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Cardtronics plc (Name of the Issuer)

Cardtronics plc

Catalyst Holdings Limited

Apollo Investment Fund IX, L.P.

Apollo Overseas Partners (Delaware 892) IX, L.P.,

Apollo Overseas Partners (Delaware) IX, L.P.

Apollo Overseas Partners IX, L.P.

Apollo Overseas Partners (Lux) IX, SCSP

Apollo Global Management, Inc.

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV I LP

Douglas L. Braunstein

(Name of Persons Filing Statement)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G1991C105

(CUSIP Number of Class of Securities)

Catalyst Holdings Limited c/o Apollo Management IX, L.P. 9 W. 57th Street, 43rd Floor New York, NY 10019 Attention: Robert Kalsow-Ramos, Partner (212) 515-3200	Cardtronics plc 2050 W. Sam Houston Parkway South, Suite 1300 Houston, Texas 77042 Attention: Aimie Killeen, General Counsel (832) 308 4518	Hudson Executive Capital LP 570 Lexington Avenue, 35th Floor New York, NY 10022 Attention: Michael D. Pinnisi, General Counsel (212) 521-8495

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

copy to:
Taurie M. Zeiter, Esq. Brian Scrivani, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Michael J. Aiello, Esq. Jackie Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Richard M. Brand, Esq. Braden McCurrach, Esq. Joanna Valentine, Esq. Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$1,655,024,898.45	$180,563.22

(1)	Calculated solely for the purpose of determining the filing fee. The transaction value was calculated as follows: the sum of (a) 44,539,433 Shares issued and outstanding as of December 31, 2020, (b) 584,465 Shares subject to issuance upon exercise of outstanding options with exercise prices below $35.00, multiplied by $11.33 (which is the difference between $35.00 and the weighted average exercise price per Share of $23.67) as of December 31, 2020, (c) 526,855 Shares with respect to outstanding awards of restricted stock units as of December 31, 2020, and (d) 2,030,938 Shares with respect to outstanding awards of performance-based restricted stock units as of December 31, 2020, multiplied by $35.00 per Share.

(2)	The filing fee was determined by multiplying the Transaction Valuation by .0001091

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180,563.22	Filing Party: Cardtronics plc

Form or Registration No.: 14A	Date Filed: January 7, 2021

INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by Cardtronics plc, a public limited company incorporated in England and Wales (“Cardtronics” or the “Company”), Catalyst Holdings Limited, a private limited company incorporated in England and Wales (“BidCo”), Apollo Overseas Partners (Delaware 892) IX, L.P., a Delaware limited partnership (“Apollo 892”), Apollo Overseas Partners (Delaware) IX, L.P., a Delaware limited partnership (“Apollo Delaware”), Apollo Overseas Partners IX, L.P., a Cayman Islands limited partnership (“Apollo Overseas”), Apollo Overseas Partners (Lux) IX, SCSP, a special limited partnership formed under the laws of Luxembourg (“Apollo Lux”), Apollo Global Management, Inc., a Delaware corporation (together with Apollo 892, Apollo Delaware, Apollo Overseas and Apollo Lux, the “Apollo Parties”), Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), HEC Master Fund LP, a Cayman Islands exempted limited partnership (“HEC Master”), HEC SPV I LP, a Delaware limited partnership (“HEC SPV”), and Douglas L. Braunstein, a citizen of the United States of America (together with Hudson Executive, Management GP, HEC Master, and HEC SPV, the “HEC Parties” and, together with “Cardtronics”, “BidCo” and the “Apollo Parties”, the “Filing Persons”).

On January 25, 2021, the Company delivered to BidCo a written notice terminating the Acquisition Agreement, dated as of December 15, 2020, by and between the Company and BidCo (the “Apollo Acquisition Agreement”), and caused to be paid a termination fee of $32.6 million to BidCo, in each case pursuant to the terms of the Apollo Acquisition Agreement.

By filing this Schedule 13E-3, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on January 7, 2021.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cardtronics plc

Date: January 27, 2021	By:	/s/ Gary W. Ferrera
		Name:	Gary W. Ferrera
		Title:	Chief Financial Officer

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalyst Holdings Limited

Date: January 27, 2021	By:	/s/ Robert Kalsow-Ramos
		Name:	Robert Kalsow-Ramos
		Title:	Director

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Overseas Partners (Delaware 892) IX, L.P.
	By:	Apollo Advisors IX, L.P.,
its general partner
	By:	Apollo Capital Management IX, LLC,
its general partner
Date: January 27, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Overseas Partners (Delaware) IX, L.P.
	By:	Apollo Advisors IX, L.P.,
its general partner
	By:	Apollo Capital Management IX, LLC,
its general partner
Date: January 27, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

5

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Overseas Partners IX, L.P.
	By:	Apollo Advisors IX, L.P.,
its general partner
	By:	Apollo Capital Management IX, LLC,
its general partner
Date: January 27, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Overseas Partners (Lux) IX, SCSP
Apollo Overseas Partners (Lux) IX, GP, S.à r.l.,
as general partner of

Apollo Overseas Partners (Lux) IX, SCSp,
acting by its alternative investment fund manager

Apollo Investment Management Europe (Luxembourg)
S.à r.l., acting by its delegate

Apollo Management IX, L.P.,
acting by its general partner

AIF IX Management LLC, acting by
Date: January 27, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Global Management, Inc.
Date: January 27, 2021	By:	/s/ John J. Suydam
		Name:	John J. Suydam
		Title:	Vice President & Secretary

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After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner
By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC MASTER FUND LP

By: HEC Performance GP LLC, its general partner
By: HEC Management GP LLC, its managing member

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC SPV I LP

By: HEC SPV I GP LLC, its general partner
By: HEC Management GP LLC, its managing member

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

DOUGLAS L. BRAUNSTEIN

/s/ Douglas L. Braunstein
Douglas L. Braunstein

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